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                                                                      EXHIBIT 8

                               [MW&E Letterhead]



                                  May 23, 1994



Mississippi Chemical Corporation
Post Office Box 388
Yazoo City, Mississippi 39194-0388

Gentlemen:

     We have acted as special tax counsel to Mississippi Chemical Corporation, a Mississippi corporation (the "Cooperative") in connection with the proposed Merger (the "Merger") of the Cooperative with and into a newly created, wholly-owned subsidiary organized under Mississippi law (the "New Company"). As a result of the Merger, the outstanding shares of Nitrogen Series I, Nitrogen Series II and Nitrogen Series III common stock of the Cooperative ("Cooperative Common Stock") will be converted into common stock of the New Company ("New Company Common Stock"). Cash will be paid in lieu of fractional shares. The outstanding shares of Mixed Series IV and Mixed Series V common stock of the Cooperative will be converted into the right to receive $15 per share, and the outstanding shares of Potash Series VI common stock of the Cooperative will be converted into the right to receive $50 per share.

     In connection with the Merger each holder of Capital Equity Credits and Allocated Surplus Accounts, including, but not limited to this year's Capital Equity Credits and Allocated Surplus Accounts, if any, will be offered the right to exchange such Credits and Accounts for New Company Common Stock (and cash in lieu of any fractional share) (the "Exchange Offer"). Finally, in connection with the Merger and the Exchange Offer, the New Company will offer shareholders who own less than 100 shares of New Company Common Stock after the Merger and the Exchange Offer the right to exchange all of their shares of New Company Common Stock for cash at the rate of $15 per share.

     You have requested our opinion regarding the material Federal income tax consequences of the proposed Merger and the
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Exchange Offer.  In formulating our opinion we have examined the Plan of
Reorganization, the Proxy Statement related to the proposed Merger and Exchange Offer and such other documents and data as we deemed relevant for purposes of this opinion. In addition, we have assumed that the proposed Merger and Exchange Offer will be consummated in the manner described in the Plan of Reorganization and Proxy Statement.

     Based upon our review and interpretation of the foregoing and applying the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations promulgated or proposed thereunder, current published administrative positions of the Internal Revenue Service contained in Revenue Rulings, and existing judicial authorities, we are of the opinion that, for Federal income tax purposes:

     1. The Merger of Cooperative with and into the New Company will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

     2. Neither the Cooperative nor the New Company will recognize gain or loss upon consummation of the Merger. The basis of the assets of the Cooperative in the hands of the New Company will be the same as the basis of those assets in the hands of the Cooperative immediately prior to the Merger, and the holding period of the assets of the New Company will include the period during which the assets were held by the Cooperative.

     3. A shareholder of the Cooperative exchanging Cooperative Common Stock for New Company Common Stock in the Merger will not recognize gain or loss on the exchange if the shareholder receives no cash in the exchange. If the shareholder receives cash in the exchange, the shareholder will recognize gain, if any, realized on the exchange, but only to the extent of cash received.

     4. If, for a shareholder receiving cash in the Merger, the exchange has the effect of the distribution of a dividend, then the amount of gain recognized will be treated as a dividend. If, for a shareholder receiving cash, the exchange does not have the effect of the distribution of a dividend, then the gain recognized will be treated as a gain from the sale or exchange of property. The determination of whether the exchange has the effect of the distribution of a dividend will be made on a shareholder basis employing rules similar to those set forth under Section 302(b) of the Code for determining whether a redemption of shares of stock held by a taxpayer has the effect of a dividend.

     5. Shareholders receiving cash in lieu of fractional shares of New Company Common Stock in the Merger will be treated as if the fractional shares had been distributed as part of the

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exchange and then redeemed by the New Company.  Such cash payments should be treated as having been received as a distribution in full payment in exchange for the fractional shares deemed redeemed. Gain or loss will be recognized measured by the difference between the redemption price and the adjusted basis of the fractional share deemed redeemed, and, for most shareholders, will be treated as capital gain or loss.

     6. The basis of the New Company Common Stock to be received (including fractional shares deemed received and redeemed) by a shareholder in the Merger will be the same as the basis of the Cooperative Common Stock surrendered in the Merger, reduced by the amount of cash received (excluding cash received for fractional shares) in the Merger and increased by the amount of gain, if any, recognized on the receipt of cash (other than gain recognized with respect to fractional shares).

     7. The holding period of the New Company Common Stock to be received by a shareholder in the Merger will include the holding period of the Cooperative Common Stock surrendered in the Merger.

     8. The exchange of Capital Equity Credits and Allocated Surplus Accounts for New Company Common Stock pursuant to the Exchange Offer will constitute a reorganization under Sections 368(a)(1)(A) and Section 368(a)(1)(E).

     9. A holder exchanging Capital Equity Credits for New Company Common Stock will recognize no gain or loss on the exchange. If the holder also receives cash in the exchange in lieu of a fractional share, the holder will be taxed upon the cash received as an amount received in redemption of a nonqualified written notice of allocation. Such amount would be includable in income pursuant to Section 1385(c) of the Code.

    10. A holder exchanging its interest in Allocated Surplus Accounts for New Company Common Stock will recognize no gain or loss on the exchange. If the holder also receives cash in the exchange in lieu of a fractional share, the holder will be taxed on the amount received in a manner similar to the treatment of a shareholder receiving cash in the Merger. Since holders have no basis in their interests in Allocated Surplus Accounts, they will have no basis in the shares of New Company Common Stock received in exchange for such interests.

    11. A shareholder owning fewer than 100 shares of New Company Common Stock who elects to exchange those shares for cash will recognize gain on the exchange equal to the difference between the amount of cash received and the shareholder's basis in the shares surrendered (determined as described above). Assuming the shareholder exchanges all of the shares of New Company Common Stock it owns directly or indirectly, the gain

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realized should generally be treated as capital gain except to the extent that it is attributable to New Company Common Stock received in exchange for Capital Equity Credits (see discussion above).

     In addition, we have reviewed the Cooperative's plans to dispose of its interest in Newsprint South, Inc. ("NSI") as described in the Proxy Statement related to the Merger and Exchange Offer. We understand that one possible, but not likely, option being considered for disposing of NSI involves a conveyance of the Cooperative's interest in NSI to or for the benefit of the current Cooperative shareholders. While the precise terms of such a transfer have not been determined, it is our opinion that any such transfer would be taxable to the shareholders as a dividend pursuant to Sections 316(a) and 301(c)(1) of the Code. The amount of the dividend taxable to each shareholder would equal the fair market value of the interest received by the shareholder. Section 301(b)(1). A corporate shareholder and a cooperative shareholder which is treated as an exempt cooperative under Section 521 of the Code are generally entitled to a 70 percent dividends-received deduction under Section 243(c) of the Code. No similar deduction is available to an individual shareholder, and the Internal Revenue Service has taken the position that Section 277 of the Code disallows the dividends-received deduction to nonexempt cooperative shareholders. The applicability of Section 277 of the Code to nonexempt cooperatives is currently in dispute.

     You should note that our opinions expressed above are based upon consummation of the proposed Merger and Exchange Offer in the manner described in the Plan of Reorganization and Proxy Statement. New developments in rulings or regulations of the Internal Revenue Service, court decisions or legislative changes may have an adverse impact upon the opinions expressed herein.

     Except as set forth above, we express no opinion as to the tax consequences to any party, whether Federal, state, local or foreign, of the Merger or Exchange Offer or of any transaction related to the Merger or Exchange Offer or contemplated by the Plan of Reorganization. This opinion letter is provided to you and is solely for your benefit in connection with the transaction contemplated by the Plan of Reorganization and the related documents.

     We hereby consent to the references to our firm in the Registration Statement and to the use of this opinion as an exhibit to the Registration Statement.

                              Very truly yours,
                              /s/McDermott, Will & Emery
                              McDERMOTT, WILL & EMERY

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